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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

MICRO LINEAR CORPORATION

(Name of Issuer)

Common Stock

(Title of Class of Securities)

594850109

(CUSIP Number)

October 25, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Person Authorized to Receive Notices and Communications:

Mark S. Solomon, Esq.
Andrews Kurth LLP
1717 Main Street, Suite 3700
Dallas, Texas 75201
(214) 659-4400

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

13G
CUSIP No. 594850109			Page 2 of 14

1.	Name of Reporting Person: BC Advisors, LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:*
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 792,900

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 792,900

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 792,900

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares:* ☐

11.	Percent of Class Represented by Amount in Row (9): 6.1%*

12.	Type of Reporting Person: HC/CO

*	Based on 12,927,321 shares of common issued and outstanding issued and outstanding on August 10, 2005, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarter ended on July 3, 2005.

13G
CUSIP No. 594850109			Page 3 of 14

1.	Name of Reporting Person: SRB Management, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:*
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 792,900

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 792,900

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,929,900

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares:* ☐

11.	Percent of Class Represented by Amount in Row (9): 6.1%*

12.	Type of Reporting Person: IA/PN

*	Based on 12,927,321 shares of common issued and outstanding issued and outstanding on August 10, 2005, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarter ended on July 3, 2005.

13G
CUSIP No. 594850109			Page 4 of 14

1.	Name of Reporting Person: SRB Greenway Capital, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:*
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 90,600

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 90,600

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 90,600

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares:* ☐

11.	Percent of Class Represented by Amount in Row (9): 0.7%*

12.	Type of Reporting Person: PN

*	Based on 12,927,321 shares of common issued and outstanding issued and outstanding on August 10, 2005, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarter ended on July 3, 2005.

13G
CUSIP No. 594850109			Page 5 of 14

1.	Name of Reporting Person: SRB Greenway Capital (Q.P.), L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:*
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 650,800

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 650,800

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 650,800

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares:* ☐

11.	Percent of Class Represented by Amount in Row (9): 5.0%*

12.	Type of Reporting Person: PN

*	Based on 12,927,321 shares of common issued and outstanding issued and outstanding on August 10, 2005, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarter ended on July 3, 2005.

13G
CUSIP No. 594850109			Page 6 of 14

1.	Name of Reporting Person: SRB Greenway Offshore Operating Fund, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:*
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 51,500

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 51,500

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 51,500

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares:* ☐

11.	Percent of Class Represented by Amount in Row (9): 0.4%*

12.	Type of Reporting Person: PN

*	Based on 12,927,321 shares of common issued and outstanding issued and outstanding on August 10, 2005, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarter ended on July 3, 2005.

13G
CUSIP No. 594850109			Page 7 of 14

1.	Name of Reporting Person: Steven R. Becker		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:*
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 792,900

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 792,900

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 792,900

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares:* ☐

11.	Percent of Class Represented by Amount in Row (9): 6.1%*

12.	Type of Reporting Person: HC/IN

*	Based on 12,927,321 shares of common issued and outstanding issued and outstanding on August 10, 2005, as reported by the issuer in its Quarterly Report on Form 10-Q for the quarter ended on July 3, 2005.

     This Schedule 13G relates to the common stock (“Common Stock”) of Micro Linear Corporation acquired by BC Advisors, LLC, a Texas limited liability company (“BCA”), for the account of (1) SRB Greenway Capital, L.P., a Texas limited partnership (“SRBGC”), (2) SRB Greenway Capital (Q.P.), L.P., a Texas limited partnership (“SRBQP”), and (3) SRB Greenway Offshore Operating Fund, L.P., a Cayman Islands limited partnership (“SRB Offshore”). BCA is the general partner of SRB Management, L.P., a Texas limited partnership (“SRB Management”), which is the general partner of SRBGC, SRBQP and SRB Offshore. Steven R. Becker is the sole principal of BCA. Each of the reporting persons hereby expressly disclaims membership in a “group” under Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations thereunder with respect to the shares of Common Stock reported herein, and this Schedule 13G shall not be deemed to be an admission that any such reporting person is a member of such a group.

Item 1(a)	Name of Issuer:

Micro Linear Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices:

2050 Concourse Drive
San Jose, California 95131

Item 2(a)	Names of Persons Filing:

See Item 1 of each cover page.

Item 2(b)	Address of Principal Business Offices:

300 Crescent Court, Suite 1111
Dallas, Texas 75201

Item 2(c)	Citizenship:

See Item 4 of each cover page.

Item 2(d)	Title of Class of Securities:

Common Stock

Item 2(e)	CUSIP Number:

594850109

Item 3	Status of Persons Filing:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership:

Steven R. Becker is the beneficial owner of 792,900 shares of Common Stock beneficially owned by BCA and SRB Management for the accounts of SRBGC, SRBQP and SRB Offshore. BCA and SRB Management are the beneficial owners of 792,900 shares of Common Stock, which includes (i) 90,600 shares beneficially owned by SRBGC, (ii) 650,800 shares beneficially owned by SRBQP, and (iii) 51,500 shares beneficially owned by SRB Offshore.

	(b)	Percent of class:

See Item 11 of each cover page.

	(c)	Number of shares as to which each person has:
(i)	sole power to vote or to direct the vote:

See Item 5 of each cover page.

(ii)	shared power to vote or to direct the vote:

See Item 6 of each cover page.

(iii)	sole power to dispose or to direct the disposition of:

See Item 7 of each cover page.

(iv)	shared power to dispose or to direct the disposition of:

See Item 8 of each cover page.

Item 5	Ownership of 5% or Less of a Class:

Not applicable.

Item 6	Ownership of More than 5% on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

SRB Management is an investment adviser registered with the State of Texas and, as such, has beneficial ownership of the securities held by its clients, SRBGC, SRBQP and SRB Offshore. BCA is the general partner of SRB Management. Steven R. Becker is the sole principal of BCA, and therefore exercises investment discretion and control with respect to the shares of Common Stock beneficially owned by SRB Management’s clients.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: November 2, 2005

BC ADVISORS, LLC

By:	/s/ Steven R. Becker

Steven R. Becker, Member

SRB MANAGEMENT, L.P.

By:	BC Advisors, LLC, its general partner

By:	/s/ Steven R. Becker

Steven R. Becker, Member

SRB GREENWAY CAPITAL, L.P.

By:	SRB Management, L.P., its general partner

By:	BC Advisors, LLC, its general partner

By:	/s/ Steven R. Becker

Steven R. Becker, Member

SRB GREENWAY CAPITAL (Q.P.), L.P.

By:	SRB Management, L.P., its general partner

By:	BC Advisors, LLC, its general partner

By:	/s/ Steven R. Becker

Steven R. Becker, Member

SRB GREENWAY OFFSHORE OPERATING FUND, L.P.

By:	SRB Management, L.P., its general partner

By:	BC Advisors, LLC, its general partner

By:	/s/ Steven R. Becker

Steven R. Becker, Member

/s/ Steven R. Becker

STEVEN R. BECKER

EXHIBITS

Exhibit 1	Joint Filing Agreement, dated November 2, 2005, entered into by and among BC Advisors, LLC, SRB Management, L.P., SRB Greenway Capital, L.P., SRB Greenway Capital (Q.P.), L.P., SRB Greenway Offshore Operating Fund, L.P. and Steven R. Becker.